PRIMEWEST ENERGY TRUST

9th Floor, 100 University Avenue

Toronto, Ontario M5J 2Y1

www.computershare.com

Security Class

Holder Account Number

Form of Proxy - Annual General and Special Meeting to be held on May 4, 2006

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. Harold P. Milavsky is Chair and a director of PrimeWest Energy Inc. (“PrimeWest”) and Donald A. Garner is an Officer of PrimeWest.  A unitholder has the right to appoint a person, who need not be a unitholder, other than those named above to represent him or her at the Meeting.  A unitholder may exercise this right by inserting the name of such other person in the blank space provided and striking out the other names, or many complete another appropriate proxy and, in either case, should deliver the completed proxy as set forth below.

2. If you are unable to be personally present at the Meeting, kindly fill in, sign and return this proxy by regular mail to Computershare Trust Company of Canada, 100 University Ave., 9th Floor, Toronto, Ontario, M5J 2Y1 (or by courier or hand delivered to 600, 530-8th Avenue S.W., Calgary, Alberta, T2P 3S8), no less than 24 hours before the time for the holding of the Meeting or any adjournment thereof, or provide it to the Chair of the Meeting prior to the commencement thereof.

3. This proxy should be dated and must be signed by the unitholder or his or her attorney authorized in writing or if the unitholder is a body corporate, this instrument should be executed under its corporate seal by a director, officer or attorney thereof duly authorized.  If this form of proxy is not dated in the above space, it will be deemed to bear the date on which it was mailed to the unitholder.

4.  If the securities registered are in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), than all those registered should sign this proxy.  If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

5. This proxy should be signed in the exact manner as name appears on the proxy.

6. The securities represented by this proxy will be voted as directed by the holder, however, if such direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:30 a.m., Calgary time, on May 3, 2006.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To vote using the Telephone

• Call the number listed BELOW from a touch tone telephone.

 1-866-732-VOTE (8683) Toll Free

To vote using the Internet

• Go to the following web site:

To Receive Documents Electronically

• You can enroll to receive future securityholder communications electronically, by visiting www.computershare.com – click “Enroll for e-delivery” under the Shareholder Services menu

If you vote by telephone or the Internet,  DO NOT mail back this proxy.

Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy.

To vote by telephone, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER

HOLDER ACCOUNT NUMBER

ACCESS NUMBER

Appointment of Proxyholder

The undersigned holder of Trust Units of PrimeWest Energy Trust (the “Trust”) hereby appoints:  Harold P. Milavsky of Calgary, Alberta, or failing him, Donald A. Garner of Calgary, Alberta

OR

Print the name of the person you are appointing if this person is someone other than the Chair of the Meeting.

_____________________________________________________________

as proxyholder to attend and vote for and act on behalf of the undersigned at the Annual General and Special Meeting (the “Meeting”) of the Trust to be held at the Metropolitan Conference Centre – Grand Lecture Theatre, 333 – Fourth Avenue S.W., Calgary, Alberta, on Thursday, May 4, 2006 at 10:30 a.m. (Calgary Time) and at any adjournments thereof, and at any polls which may take place in consequence thereof, with the same powers as the undersigned would have if the undersigned were present at the Meeting or any adjournments thereof, and without limiting the foregoing, the said proxyholder is hereby instructed to vote at the said Meeting as follows:

VOTING RECOMMENDATIONS ARE INDICATED BY  HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

Directing the Trustee to cause the election of the nominees of the Trust specified in the Management Proxy Circular of the Trust dated March 15, 2006 (the “Circular”) as Directors of PrimeWest Energy Inc. (“PrimeWest”) for the ensuing year.

Vote FOR or WITHHOLD for all nominees proposed by Management.

2. Appointment of Auditors

Appointing PricewaterhouseCoopers LLP as Auditors of the Trust and PrimeWest for the ensuing year at a remuneration to be fixed by PrimeWest and approved by the Directors of PrimeWest.

3. Amendment of Long Term Incentive Plan

Approving a resolution, the text of which is set forth in Schedule “A” to the Circular, authorizing the amendment of PrimeWest’s Long Term Incentive Plan (the “LTIP”) to convert the LTIP into a form of rolling plan and otherwise conform the LTIP to the requirements of the Toronto Stock Exchange for security based compensation arrangements.

4. On Any Other Business

which may properly come before the Meeting, or any adjournment(s) thereof, the proxy is authorized to act or vote as he or she in his or her discretion may determine.

Unless otherwise indicated, the persons named above, if appointed as proxyholder, will vote “FOR” each of the above matters.  If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting, or if any other business properly comes before the Meeting, discretionary authority is hereby conferred with respect thereto.

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above.  I/We hereby revoke any proxy previously given with respect to the Meeting.  If no voting instructions are indicated above, this proxy will be voted as recommended by Management.

Signature

Date

Interim Financial Statements Request

In accordance with securities regulations, shareholders may elect annually to receive interim financial statements, if they so request. If you wish to receive such mailings, please mark your selection.

Annual Report

As a registered holder you will receive an annual report.  If you DO NOT want to receive an annual report, please mark the box.  If you do not mark the box, you will continue to receive an annual report.

You can also receive these documents electronically – see reverse for instructions to enrol for electronic delivery.